Exhibit 99.1

FOR IMMEDIATE RELEASE	March 30, 2020

Celestica Announces Change of Location for 2020 Annual Shareholders’ Meeting

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, today announced that due to public health and safety concerns related to the coronavirus disease 2019 (COVID-19) situation the location of the Annual Meeting of Shareholders of Celestica has been changed to the company’s head office at 5140 Yonge Street, Suite 1900, Toronto, Ontario. As previously announced, the meeting will be held on Wednesday, April 29, 2020 at 9:30 a.m. EDT.

Due to government orders concerning the maximum size of public gatherings or otherwise, the Corporation may be unable to admit shareholders to the meeting.  Shareholders planning to attend the meeting should check applicable governmental websites and the Corporation’s website prior to the meeting for the most current information and instructions. All shareholders, including those having any concerns about, or restrictions on, traveling or congregating can view a live webcast of the meeting online at www.celestica.com. Shareholders are encouraged to vote in advance of the meeting by completing, signing, dating and returning the previously provided form of proxy by mail or by following the instructions for voting by telephone or internet in the form of proxy.  Only shareholders of record at the close of business on March 13, 2020 will be entitled to vote on the meeting business. PLEASE NOTE: Although management will respond to questions by way of the live webcast following the formal proceedings at the meeting, there will not be an investor presentation by management.

About Celestica

Celestica enables the world’s best brands. Through our recognized customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, healthtech, industrial, capital equipment, and energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For further information on Celestica, visit www.celestica.com. Our securities filings can be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including with respect to our 2020 Annual Meeting of Shareholders. For those statements, we claim the protection of the safe harbor for forward looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities laws. Such forward-looking statements are based on management’s current expectations, which are subject to risks, uncertainties and other factors that could cause actual outcomes and results to differ materially from those expressed in such statements. For identification and discussion of such factors, and the material assumptions on which such forward-looking statements are based, please refer to the company’s various public filings, including its most current Annual Report on Form 20-F, which can be accessed at www.sec.gov and www.sedar.com. Forward-looking statements provide information about management’s current expectations and plans relating to the future, and are not guarantees of future actions, events or outcomes.  We assume no obligation to update any forward-looking statement, except as required by applicable law.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com